January 25, 2006

Mr. Robert Telewicz
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	a21, Inc.
Form 10K for the year ended December 31, 2004
File no. 000-17602

Dear Mr. Telewicz:

We have received your letter dated November 28, 2005 in reference to the above noted filing. We respectively submit the following responses to the questions raised in your letter:

Note C - Acquisition of Superstock, Inc., page F-11

1) S.E.C. Staff: “Given the preferred stock was issued by Superstock, the acquired entity, subsequent to the business combination we are still unsure how you determined the preferred stock represents a cost of the acquisition”.

a21 response:

The issuance of the preferred stock occurred essentially simultaneously, but technically immediately prior to the closing of the transactions contemplated by the stock purchase and recapitalization agreement. Although Section 2.3(a) of the sales and purchase agreement, inadvertently (and incorrectly) states that the preferred stock will be issued post-closing, it is clear from Section 7.1 and 7.3 of the stock purchase and recapitalization agreement that the recapitalization transaction, including the issuance of the preferred stock, was a condition precedent to the consummation of the transactions contemplated by the agreement. Since the preferred stock was issued immediately prior to the closing of the acquisition and was a condition precedent to the consummation of the acquisition, we accounted for the preferred stock as a cost of the acquisition.

7660 Centurion Parkway, Jacksonville, FL 32256
904.565.0066 | info@a21group.com | www.a21group.com

The value for the preferred stock issued to sellers is based on the immediate convertibility of such preferred stock into a21 common stock granted by a21. The sellers sold the non-controlling interest of SuperStock common stock in to a21, via recapitalization, for consideration of the issuance of the preferred stock in SuperStock. As discussed in EITF 98-5 the conversion feature representing consideration is accounted for and valued at fair value.

2) S.E.C. Staff: “Please advise us why the subsequent transaction was not accounted for as a recapitalization, a treasury stock transaction or an acquisition of noncontrolling interests as described in paragraphs A5-A7 of SFAS 141”.

a21 response:

As discussed above, the issuance of preferred shares and the granting of the convertibility to s21 common was substantive occurring simultaneous and precedent to the total transaction. SFAS 141 proscribes for purchase accounting to applied to acquisition of noncontrolling interests. A21 has accounted for the purchase transaction by aggregation. The recapitalization transaction effected by the issuance of the preferred shares was negotiated together with other elements of the greater transaction. The substantive and economic purpose of the vehicle of preferred issuance in the acquired entity afforded selling shareholders some residual liquidation preference for that component of equity.

Additional Statements:

a21 acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filings.

a21 acknowledges that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

a21 acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas Costanza
Thomas Costanza
Vice President and Chief Financial Officer

7660 Centurion Parkway, Jacksonville, FL 32256
904.565.0066 | info@a21group.com | www.a21group.com